SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2012
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission file number 1-12084

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMENDED AND RESTATED LIBBEY INC.
SUPPLEMENTAL RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Libbey Inc.
300 Madison Ave.
Toledo, Ohio 43604

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:
1. Financial statements

•	Report of Independent Registered Public Accounting Firm

•	Statements of Net Assets Available for Benefits as of December 31, 2012, and December 31, 2011

•	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2012 and December 31, 2011

•	Notes to Financial Statements

•	Supplemental Schedule — H, Line 4i Schedule of Assets (Held at End of Year)
2. Exhibits

(23)	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMENDED AND RESTATED LIBBEY INC. SUPPLEMENTAL RETIREMENT PLAN

Libbey Inc. Employee Benefits Committee Plan Administrator

Dated:	June 14, 2013	By:	/s/ Timothy T. Paige
Timothy T. Paige
Chairman Employee Benefits Committee

		By:	/s/ Sherry L. Buck
Sherry L. Buck
Vice President and Chief Financial Officer of Libbey Inc.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

Amended and Restated Libbey Inc.
Supplemental Retirement Plan

Years Ended December 31, 2012 and 2011

With Report of Independent Registered Public Accounting Firm

Amended and Restated Libbey Inc.
Supplemental Retirement Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

The Libbey Inc. Employee Benefits Committee

Amended and Restated Libbey Inc. Supplemental Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Amended and Restated Libbey Inc. Supplemental Retirement Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Toledo, Ohio
June 14, 2013

Amended and Restated Libbey Inc.
Supplemental Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Investments, at fair value (Note 4)	$52,328,472	$45,616,063
Notes receivable from participants (Note 7)	3,327,150	3,556,035
Participant contribution receivable	—	45,898
Employer contribution receivable	—	18,057
Net assets available for benefits, at fair value	55,655,622	49,236,053
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 5 and Note 6)	(139,357)	(25,332)
Net assets available for benefits	$55,516,265	$49,210,721

See accompanying notes.

Amended and Restated Libbey Inc.
Supplemental Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2012	2011
Additions
Investment income:
Interest and dividends	$887,336	$572,221
Contributions:
Participants	2,429,382	2,375,653
Employer	948,418	917,779
	3,377,800	3,293,432

Net transfer from Libbey Inc. Retirement Savings Plan	57,184	—
Total additions	4,322,320	3,865,653

Deductions
Participant withdrawals or benefits paid directly to participants	(6,791,865)	(5,916,158)
Net transfer to Libbey Inc. Retirement Savings Plan	—	(15,990)
Expenses	(46,082)	(39,431)
Total deductions	(6,837,947)	(5,971,579)

Net appreciation (depreciation) in fair value of investments (Note 4)	8,821,171	(3,499,191)
Net increase (decrease)	6,305,544	(5,605,117)

Net assets available for benefits:
Beginning of year	49,210,721	54,815,838
End of year	$55,516,265	$49,210,721

See accompanying notes.

Amended and Restated Libbey Inc.
Supplemental Retirement Plan

Notes to Financial Statements

December 31, 2012

1. Description of Plan

General

The Amended and Restated Libbey Inc. Supplemental Retirement Plan (the Plan) was adopted by Libbey Inc. (the Company) for the benefit of eligible union hourly employees. The Plan was amended and restated on January 1, 2008.

The Plan is a defined contribution plan that provides eligible employees, upon completion of a probationary period, the opportunity to make pretax and/or after-tax contributions, in specific percentages, within guidelines established by the Libbey Inc. Employee Benefits Committee (the Committee). Participant contributions are limited to 25% of the eligible compensation for Libbey Glass Union employees and are immediately 100% vested. Contributions are allocated at the participant’s discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of annual compensation to be contributed, and any such changes shall be effective as soon as administratively feasible.

The benefit to which a participant is entitled is the benefit that can be provided from the value of the participant’s account.

The Company contributes to the Plan on behalf of each participant an amount equal to 50% on the first 6% of the participant’s pretax contributions not to exceed 3% of the participant’s eligible compensation as determined by the union agreement. Company matching contributions are allocated to investments based on the participant’s deferral elections. Company matching contributions are immediately 100% vested.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution from another qualified plan.

Participants may transfer existing fund balances among the various investment funds daily.

The above information is intended as a general description of the Plan’s operating guidelines. Reference should be made to the plan document for more specific provisions, including benefit payments.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to contract negotiations and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Upon termination, the entire interest of each participant’s account is distributed to the participants.

Assets in Trust

For the years ended December 31, 2012 and 2011, all of the assets of the Plan were held by the Trustee, JP Morgan Chase Bank.

Distributions of Benefits

Distribution of vested benefits may be made upon the occurrence of any one of the following:

•	In-service withdrawal on or after attainment of age 59-1/2;

•	Disability (as defined in the Plan) of the participant;

•	Death of the participant;

•	Termination of employment; or

•	With respect to before-tax deferrals, hardship (as defined in the Plan).

Benefits due upon death are generally paid in a lump sum or installments, depending on the terms of any applicable collective bargaining agreement and whether benefit distributions have already begun. Death benefits are based on amounts in the

Amended and Restated Libbey Inc.
Supplemental Retirement Plan

Notes to Financial Statements (continued)

participants’ accounts. Benefits due upon termination, withdrawal, or disability are paid in a lump sum or installments, as applicable, and are based on vested amounts in the participants’ accounts. Other withdrawal options and/or forms of benefit payment may be available with respect to participants who were covered under certain plans that were previously merged into the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contributions and their respective share of investment fund earnings (losses) and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

2. Summary of Accounting Policies

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies and common stock are valued based on quoted market prices that represent the net asset value of shares held by the Plan at year-end. Common collective trusts contain investments in equity and bond funds and wrap contracts. The fair value is based on the underlying investments that are traded on an exchange and active market. Reliance is placed on the net asset value of the audited financial statements of these trusts.

Through October 26, 2012, the Plan invested in fully benefit-responsive synthetic guaranteed investment contracts (synthetic GICs) through the JP Morgan Stable Value Fund. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the statements of net assets available for benefits present the fair value of the fully benefit-responsive investment contracts and the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The underlying investments of the synthetic GICs were valued at quoted redemption values on the last business day of the Plan’s year-end. The fair value of the wrap contracts for the synthetic GICs was determined, using the market approach, discounting methodology that incorporates the difference between current market-level rates for contract-level wrap fees and the wrap fee being charged. The difference was calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

As of October 29, 2012, the Stable Asset Income Fund invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 6); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Company Stock

The Plan invests in common stock of the Company. Dividends paid or deemed paid shall constitute applicable dividends per the Internal Revenue Service (IRS) Code (the Code).

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as

Amended and Restated Libbey Inc.
Supplemental Retirement Plan

Notes to Financial Statements (continued)

those shares that were allocated, unless the Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

Plan Expenses

The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan's provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

New Accounting Standards

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 explains how to measure fair value and improves the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and IFRS. ASU 2011-04 does not require additional fair value measurements, and it is not intended to establish valuation standards or affect valuation practices outside of financial reporting. The provisions of this update are effective for periods beginning after December 15, 2011. The provisions of this update did not have any impact on the Plan's financial statements.

3. Fair Value Measurements

In accordance with ASC 820, Fair Value Measurement, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

•	Level 1 — Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

•
Level 2 — Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•
Level 3 — Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

Amended and Restated Libbey Inc.
Supplemental Retirement Plan

Notes to Financial Statements (continued)

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2012 and 2011 (Level 1, 2, and 3 inputs are defined above):

	Fair Value Measurements Using Input Type December 31, 2012
	Level 1	Level 2	Level 3	Total
Investments:
Registered investment companies:
US equity funds	$15,345,521	$—	$—	$15,345,521
International equity	4,934,852	—	—	4,934,852
Fixed income	7,145,412	—	—	7,145,412
Libbey Inc. common stock	14,004,501	—	—	14,004,501
Common collective trusts (b)	—	10,898,186	—	10,898,186
Total investments measured at fair value	$41,430,286	$10,898,186	$—	$52,328,472

	Fair Value Measurements Using Input Type December 31, 2011
	Level 1	Level 2	Level 3	Total
Investments:
Registered investment companies:
US equity funds	$13,569,971	$—	$—	$13,569,971
International equity	4,206,915	—	—	4,206,915
Fixed income	6,395,823	—	—	6,395,823
Libbey Inc. common stock	11,445,304	—	—	11,445,304
Common collective trusts (a)	—	9,997,097	—	9,997,097
Wrap contracts	—	—	953	953
Total investments measured at fair value	$35,618,013	$9,997,097	$953	$45,616,063
___________________________________

(a)
This category is primarily invested in synthetic GICs and common collective trusts which are designed to deliver safety and stability by preserving principal and accumulating earnings. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a 30-day redemption notice to liquidate its entire share in the fund. The fair value of the synthetic GICs has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of the common collective trusts has been determined based on the fair value of the underlying investments of the fund as of the measurement date.

(b)
Represents investments in common collective trusts. The trusts invest in high quality fixed income portfolios combined with investment contracts called “benefit responsive wraps” issued by other insurance companies and an other common collective trusts. The investment strategy is to provide current income while preserving principal, providing liquidity and stable net asset value. There are no unfunded commitments at December 31, 2012. The Plan may terminate its interest in the trusts at any time. Complete or partial withdrawals must be given in writing not less than 30 days prior to the Valuation Date, upon which the withdrawal is to be effected, and such withdrawals shall be paid at the lesser of book or market value, as determined by the fund. (See Note 6).  The fair value of the common collective trusts have been determined based on the fair value of the underlying investments of the fund as of measurement date.

Amended and Restated Libbey Inc.
Supplemental Retirement Plan

Notes to Financial Statements (continued)

The Plan’s valuation methodologies used to measure the fair values of investments with registered investment companies and common stock were derived from quoted market prices, as all of these equity instruments have active markets. The common collective trusts are not available on an exchange or active market; however, the fair value is determined based on the underlying investments (primarily debt and equity securities, as well as mortgage-backed securities) that are traded on an exchange and active market. Reliance is placed on the net asset value of the audited financial statements of these trusts.

4. Investments

Investments whose fair value represents 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2012	2011
Libbey Inc. common stock*	$14,004,501	$11,445,304
JP Morgan Stable Asset Income Fund*	$7,786,536	**
Harbor International Fund*	$4,934,852	$4,206,915
Dodge & Cox Stock Fund	$3,490,301	**
JP Morgan 100% U.S. Treasury Money Market Fund*	$3,359,505	$3,428,014
Harbor Capital Appreciation Fund*	$3,330,917	$3,422,219
BlackRock Equity Index Fund	$3,111,650	$2,659,334
Harbor Bond Fund*	$3,092,454	$2,967,774
JP Morgan Intermediate Bond Fund*	**	$5,841,766
___________________________________
* The fund is sponsored by the Plan Trustee or represents a party-in-interest.
** Less than 5% of fair value of the Plan's net assets.

During 2012 and 2011, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated(depreciated) in fair value as follows:

	Year Ended December 31,
	2012	2011
Registered investment companies	$2,772,123	$(1,037,661)
Common collective trusts	628,981	127,332
Libbey Inc. common stock	5,420,067	(2,588,862)
	$8,821,171	$(3,499,191)

5. Synthetic Guaranteed Investment Contracts

Through October 26, 2012, the Plan invested in synthetic GICs, which were wrap contracts paired with an underlying portfolio of investments owned by the Plan, of high-quality, intermediate term, fixed income securities. The Plan purchased wrapper contracts from financial services institutions. Synthetic GICs credited a stated interest rate for a specified period of time. Investment gains and losses were amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. Synthetic GICs provided for a variable crediting rate, which typically reset at least quarterly, and the issuer of the wrap contract provided assurance that future adjustments to the crediting rate could not result in a crediting rate less than zero. The crediting rate was primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate was most affected by the change in the annual effective yield to maturity of the underlying securities, but was also affected by the difference between the contract value and the market value of the covered investments. This difference was amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference was heightened or lessened. The crediting rate could be adjusted periodically and was usually

Amended and Restated Libbey Inc.
Supplemental Retirement Plan

Notes to Financial Statements (continued)

adjusted either monthly or quarterly, but in no event was the crediting rate less than zero percent. The underlying investments in the synthetic GICs included the JP Morgan Liquidity Fund, JP Morgan Intermediate Bond Fund and wrap contracts.

Certain events limited the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events included (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that caused a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator did not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants was probable.

Wrap contracts were evergreen contracts that contained termination provisions. Wrap agreements permitted the fund’s investment manager to terminate upon notice at any time at market value and provided for automatic termination of the wrap contract if the contract value or market value of the contract equaled zero. The issuer was not excused from paying the excess contract value when the market value equaled zero. Wrap contracts permitted the issuer to terminate at market value and provided that the fund may have elected to convert such termination to an amortized election that effectively would have immunized the fund, intending to result in contract value equaling market value of the underlying assets by such termination date. If an event of default occurred and was not cured, the nondefaulting party may have terminated the contract. The following may have caused the Plan to be in default:

•	A breach of material obligation under the contract

•	A material misrepresentation

•	A material amendment to the plan agreement

The issuer may have been in default if it breached a material obligation under the investment contract, made a material misrepresentation, had a decline in its long-term credit rating below a threshold set forth in the contract, or was acquired or reorganized and the successor issuer did not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan was unable to obtain a replacement investment contract, withdrawing participants may have experienced losses if the value of the Plan’s assets no longer covered by the contract were below contract value. The Plan may have sought to add additional issuers over time to diversify the Plan’s exposure to such risk, but there was no assurance that the Plan may have been able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could have rendered the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provided for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments were made pro rata, based on the percentage of investments covered by each issuer. Contract termination occured whenever the contract value or market value of the covered investments reached zero or upon certain events of default. If the contract terminated due to issuer default (other than a default occurring because of a decline in its rating), the issuer would generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a synthetic GIC terminated due to a decline in the ratings of the issuer, the issuer may have been required to pay to the Plan the cost of acquiring a replacement contract (that is, replacement cost) within the meaning of the contract. If the contract terminated when the market value equaled zero, the issuer would pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may have occurred by either party upon election and notice.

As described in Note 2, because the synthetic GICs were fully benefit-responsive, contract value was the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Participants may ordinarily have directed the withdrawal or transfer of all or a portion of their investment at contract value.

Average Yields for Synthetic GICs	2011
Based on actual earnings	1.86%
Based on interest rate credited to participants	1.86%

Amended and Restated Libbey Inc.
Supplemental Retirement Plan

Notes to Financial Statements (continued)

6. Stable Asset Income Funds

The JPMorgan Stable Asset Income Fund (the “Fund) is a commingled pension trust fund established, operated and maintained by JPMorgan Chase Bank, N.A. (“JPMorgan”) under a declaration of trust.  The Fund's strategies seek the preservation of principal, while providing current income and liquidity.

The Fund has a fixed income investment strategy, and may invest in U.S. treasury and agency securities, mortgage backed securities, asset backed securities, commercial mortgage-backed securities, private mortgages, corporate and short-term investments, synthetic guaranteed investment contracts and similar products. The fund also invests in other JPMorgan commingled pension trust funds.

The Fund is valued at fair value and then adjusted by the issuer to contract value.  Fair value of the stable value fund is the net asset value of its underlying investments, and contract value represents contributions made under the contract less any participant-directed withdrawals plus accrued interest.

Participants can ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events may limit the Fund's ability to transact at contract value.  Such events include layoffs, bankruptcy, plan termination and other events outside the normal operation of the Fund that may cause a withdrawal which results in a negative market value adjustment.

The Plan may terminate its interest in the Fund at any time.  However, requests received for complete or partial withdrawals must be given in writing not less than 30 days prior to the valuation date, upon which the withdrawal is to be effected, and such withdrawals shall be paid at the lesser of book or market value, as determined by the fund.  There are no unfunded commitments.

7. Notes Receivable from Participants

The Plan permits participants to borrow up to a maximum of $50,000, or 50%, of their investment balance once their investment balance reaches $1,000. Loans are made subject to certain conditions and limitations specified in the plan document and are repaid in weekly installments, including interest, over periods of between one to five years or up to 10 years for the purchase of a primary residence. A participant is entitled to a maximum of two loans; however, the loans must be 12 months apart. Participant loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participants’ behalf in accordance with their current choice of investment options. If a participant terminates employment from the Company, the loan must be paid in full otherwise it will be treated as a distribution to the participant after 90 days.

8. Income Tax Status

The Plan has received a determination letter from the IRS dated May 22, 2009, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

United States GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes that it is no longer subject to income tax examinations for years prior to 2009.

Amended and Restated Libbey Inc.
Supplemental Retirement Plan

Notes to Financial Statements (continued)

9. Related-Party Transactions

Certain plan investments are shares of mutual funds managed by the Trustee, JP Morgan Chase Bank, and shares of mutual funds managed by Harbor Capital Advisors, the investment advisors of various defined benefit pension plans of the Company. The investments in mutual funds managed by JP Morgan Chase Bank and Harbor Capital Advisors qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

10. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

11. Reconciliation Between Financial Statements and Form 5500

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$55,516,265	$49,210,721
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	139,357	25,332
Net assets available for benefits per the Form 5500	$55,655,622	$49,236,053

The following is a reconciliation of the net increase (decrease) in assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31,
	2012	2011
Net increase (decrease) in assets available for benefits per the financial statements	$6,305,544	$(5,605,117)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	114,025	143,151
Total net income (loss) and transfers of assets per the Form 5500	$6,419,569	$(5,461,966)

Supplemental Schedule
Amended and Restated Libbey Inc.
Supplemental Retirement Plan
EIN 34-1559357   Plan #002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2012

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Par, or Maturity Value Rate of Interest	Current Value

Registered investment companies:
American Century Investments	127,729 shares of Small Capital Value Fund	$1,092,079
	81,012 shares of Equity Income Fund	633,514
Harbor*	79,950 shares of International Fund	4,934,852
	247,570 shares of Bond Fund	3,092,454
	78,749 shares of Capital Appreciation Fund	3,330,917
Invesco	59,582 shares of Small Capital Growth Fund	1,902,493
Dodge & Cox	28,627 shares of Stock Fund	3,490,301
Cohen & Steers	1,641 shares of Realty Shares Fund	69,041
Dimensional	7,286 shares of DFA Emerging Markets Value Fund	217,412
JP Morgan*	84,650 shares of High Yield Fund	693,453
	13,131 shares of SmartRetirement 2015 Fund	213,693
	50,779 shares of SmartRetirement 2020 Fund	835,642
	21,595 shares of SmartRetirement 2025 Fund	336,439
	14,716 shares of SmartRetirement 2030 Fund	239,921
	13,266 shares of SmartRetirement 2035 Fund	204,498
	11,772 shares of SmartRetirement 2040 Fund	191,981
	12,560 shares of SmartRetirement 2045 Fund	194,528
	6,996 shares of SmartRetirement 2050 Fund	108,341
	9,242 shares of SmartRetirement Income Fund	152,857
	3,359,505 units, 100% U.S. Treasury Money Market Fund	3,359,505
	13,263 units of Cash Investment Fund	13,263
American Funds	29,039 shares of Growth Fund of America	996,044
Vanguard	39,333 shares of Growth Fund of America	1,122,557
Common collective trusts:
JP Morgan*	18,211 shares of Stable Asset Income Fund	7,786,536
BlackRock	62,395 shares of Equity Index Fund	3,111,650
Common stock:
Libbey Inc.*	723,747 shares of common stock	14,004,501
Total investments		52,328,472

Participant Loans*	Interest rates ranging from 4.25% to 9.25% with latest maturity date of July 14, 2022	3,327,150
Net Total Assets		$55,655,622
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* Indicates a party-in-interest to the Plan.